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                              July 25, 2023

       Nochum Greenberg
       Chief Executive Officer
       International Star, Inc.
       8 The Green, Suite A
       Dover, DE 19901

                                                        Re: International Star,
Inc.
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted July 6,
2023
                                                            CIK No. 0001100788

       Dear Nochum Greenberg:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement on Form 1-A submitted July 6, 2023

       Plan of Distribution, page 16

   1. We note your disclosure that you reserve the right to temporarily suspend this offering and offering circular
during the offering period. Please tell us how this is consistent with the offering condition of
Rule 251(d)(3)(i)(F) of Regulation A that securities be offered on a continuous basis.
Please revise or advise as appropriate. Refer to Rule 251(d)(3)(i)(F).
 Nochum Greenberg
FirstName  LastNameNochum    Greenberg
International Star, Inc.
Comapany
July       NameInternational Star, Inc.
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
       You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:      Zvi Raskin